Exhibit (a)(22)

Contact:   Vencor, Inc.                      Abernathy/MacGregor Group
           W. Earl Reed, III                 Joele Frank/Judith Wilkinson
           (502) 596-7380                    (212) 371-5999


                VENCOR PROVIDES LETTER TO TRANSITIONAL HOSPITALS
            WITH DEFINITIVE MERGER AGREEMENT AT $16 IN CASH PER SHARE

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           TRANSITIONAL PROVIDES FIVE-DAY TERMINATION NOTICE TO SELECT

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        VENCOR PLEASE WITH EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD

LOUISVILLE, Kentucky (June 12, 1997) - Vencor, Inc. (NYSE:VC) today announced that it has delivered a form of a definitive merger agreement to Transitional Hospitals Corporation (NYSE:THY) and a letter providing that, subject to limited conditions, including termination of Transitional's agreement with Select Medical, Vencor would enter into the merger agreement. Transitional announced that it has provided to Select Medical the five-day written notice of termination of Transitional's agreement with Select in accordance with the terms of that agreement.

         "We are very excited about the combination of Vencor and Transitional. I am pleased we were able to bring this process to a rapid and successful conclusion," said James H. Gillenwater, Jr., senior vice president of planning and development of Vencor. "The Transitional long-term hospitals will broaden our platform for the continued development of our fully integrated long-term healthcare network. Together, we can offer payors and patients a full spectrum of high-quality, outcomes-oriented, cost-efficient healthcare services."

         Under the terms of the proposed agreement, Vencor's wholly owned subsidiary, LV Acquisition Corp., is amending its tender offer to purchase all outstanding shares of Transitional to reduce the conditions to the tender offer, but will maintain the price of $16.00 per share.

         Following the completion of the tender offer, Vencor intends to consummate a second step merger in which all remaining Transitional shareholders will also receive the same cash price paid in the tender offer in exchange for their shares. Transitional has approximately 40 million shares outstanding, giving the transaction a total equity value of approximately $639 million.

         Vencor also announced today that the Company has been notified by the Antitrust Division of the Department of Justice (DOJ) that the DOJ has closed its investigation of the potential combination of Vencor and Transitional and that the waiting period under Hart-Scott-Rodino has expired.



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         Vencor announced that it has extended the expiration date of its cash tender offer until 12:00 midnight, New York City time on Thursday, June 19, 1997, unless the tender offer is further extended. As of the opening of business on June 12, 1997, approximately 29,066,692 shares of Transitional's common stock have been validly tendered and not withdrawn pursuant to the tender offer. The tender offer was scheduled to expire at 12:00 midnight on Wednesday, June 18, 1997. Vencor expects the tender offer to be completed by next Thursday, June 19, 1997.

         Vencor, a $3 billion long-term healthcare company, owns and operates a national network of hospitals, nursing centers and contract services providers in 46 states.